UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File Number: 001-40865

Wallbox N.V.

(Translation of registrant’s name into English)

Carrer del Foc, 68

Barcelona, Spain 08038

Tel: +34 930 181 668

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

EXPLANATORY NOTE

On April 5, 2023, upon the completion of a comprehensive review process, the audit committee (the “Audit Committee”) of the Board of Directors of Wallbox N.V. (the “Company”) has recommended that the directors of the Board resolve to propose for appointment and instruction Ernst & Young as external independent auditor of the Company for the fiscal year 2023, by the shareholders at the Company’s annual general meeting or at an extraordinary general meeting to be held in 2023 (the “2023 GM”).

The audit committee’s recommendation does not constitute a dismissal or resignation of the Company’s current auditors, and the Board may determine, in its discretion, to nominate the Company’s existing independent auditor for the shareholders to appoint and instruct at the 2023 GM. Any appointment and instruction of new independent auditors, or the dismissal of the Company’s existing independent auditors, is subject to, and will not be effective until, (a) approval by the Company’s shareholders and (b) standard client acceptance procedures and execution of the relevant engagement letter.

We believe there have been no disagreements with the Company’s existing auditors on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of the auditor, would have caused it to make reference to the subject matter of the disagreements in connection with its audit reports on the Company’s consolidated financial statements as of December 31, 2022 and 2021 and for the three fiscal years ended December 31, 2022.

When this document refers to Ernst & Young, it includes Ernst & Young LLP, Ernst & Young US LLP, Ernst & Young, S.L. and their respective departments, divisions, parents, subsidiaries, affiliates, identified alliances and pension, retirement, investment or similar plans, any other EY member firm, and certain entities associated with an Ernst & Young Global Limited member firm.

WALLBOX FORWARD LOOKING STATEMENTS

This Current Report on Form 6-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements contained in this press release other than statements of historical fact should be considered forward-looking statements, including, without limitation, statements regarding the Company’s future operating results and financial position, business strategy and plans, market growth and objectives for future operations. The words “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “”target,” will,” “would” and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding the Company and Audit Committee’s intentions to propose to shareholders the appointment and instruction of Ernst & Young as external independent auditor; related approvals by the Company’s Board; the appointment and instruction by shareholders of any such registered independent public accounting firm at a 2023 GM; and the nature of any disagreements with the existing auditors. These forward-looking statements are subject to a number of risks and uncertainties, including risks associated with Ernst & Young’s determination that it is independent as provided by the rules of the Public Company Accounting Oversight Board; whether Ernst & Young will be able to be engaged on terms acceptable to the Company; the Company’s ability to obtain Board approval and shareholder approval of such appointment and instruction of Ernst & Young; the successful onboarding of a Ernst & Young if appointed and instructed by shareholders; potential changes, restatements or material weaknesses resulting from, or identified by, Ernst & Young if appointed and instructed by shareholders; as well as other important factors discussed under the caption “Risk Factors’’ in Wallbox’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, as such factors may be updated from time to time in its other filings with the Securities and Exchange Commission (the “SEC”), accessible on the SEC’s website at www.sec.gov and the Investors Relations section of Wallbox’s website at investors.wallbox.com. Any such forward-looking statements represent management’s estimates as of the date of this Current Report on Form 6-K. Any forward-looking statement that the Company makes in this press release speaks only as of the date of such statement. Except as required by law, the Company disclaims any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise.

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (File No. 333-263795) and registration statements on Form F-3 (File No. 333-268347, File No. 333-268792 and File No. 333-271116, each, as amended) of the Company (including any prospectuses forming a part of such registration statement) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Wallbox N.V.

Date: April 6, 2023	By:	/s/ Enric Asunción Escorsa
Name Enric Asunción Escorsa
Title: Chief Executive Officer